SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Zale Corporation

(Name of Subject Company (Issuer))

Zale Corporation

(Names of Filing Persons (Offeror))

Common Stock, par value $.01 per share

(Title of Class of Securities)

988858 106

(CUSIP Number of Class of Securities)

901 West Walnut Hill Lane
Irving, Texas 75038-1003
Telephone: (972) 580-4000

Copy To:
W. Brinkley Dickerson, Jr., Esq.
Eric A. Koontz, Esq.
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

               This Amendment No. 2 to the Tender Offer Statement on Schedule TO of Zale Corporation, a Delaware corporation (“Zale”), relates to the offer by Zale to purchase up to 6,400,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $.01 per share, at a price not greater than $48.00 nor less than $42.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Zale’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed on July 1, 2003, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on July 2, 2003.

               The responses to the items of the Schedule TO filed July 1, 2003, as amended on July 2, 2003, are hereby amended and supplemented as follows:

Item 4. Terms of the Transaction.

A.	The following text, previously included as the first full paragraph on page 13 of the Offer to Purchase, is deleted in its entirety:

“We also reserve the right, but will not be obligated to, purchase all shares properly tendered by any stockholder (including any participant in our 401(k) Plan) who tenders shares owned beneficially or of record at or below the purchase price selected by us and who, as a result of proration, would then own beneficially or of record an aggregate of fewer than 100 shares. If we exercise this right, we will increase the number of shares that we are offering to purchase in the tender offer by the number of shares purchased through the exercise of the right, subject to applicable law.”

B.	The following text, previously included in the last sentence beginning on page 20 of the Offer to Purchase, is deleted in its entirety:

“subject to possible delay due to proration,”.

Item 7. Source and Amount of Funds or Other Consideration.

                 The second and third paragraphs under Section 9 (“Source and Amount of Funds; Recapitalization Transactions”) on page 25 of the Offer to Purchase are amended and restated as follows:

“Secured Revolving Credit Facility. As part of the recapitalization transactions outlined above, we intend to enter into a new credit arrangement with a syndicate of lenders led by Fleet National Bank as administrative agent. Under this new arrangement, we expect to have a $500 million secured revolving credit facility which will be available to meet our business needs after completion of the tender offer. Borrowings under the new secured revolving credit facility will be limited to that percentage of the value of our inventory and credit card receivables that are deemed by the lenders to be eligible for borrowing. Further, we expect the facility to be available for a five year term.

We expect borrowings under the new secured revolving facility to bear interest at varying rates equal to a percentage amount over LIBOR (London Interbank Offered Rate) or the administrative agent’s Alternate Base Rate, which will be based on the administrative agent’s most recently announced annual rate of interest or the Federal Funds Effective Rate plus a margin of 0.50% per annum. We expect borrowings under the facility to bear interest at floating rates as follows: (A) initially, at the Company’s option, at either (i) LIBOR plus a margin equal to 1.75%, or (ii) the administrative agent’s Alternate Base Rate; and (B) after January 31, 2004, at the Company’s option, at either (i) LIBOR plus a margin ranging from 1.50% to 2.00%, depending on our remaining borrowing availability under the facility, or (ii) the administrative agent’s Alternate Base Rate. In the case of Alternate Base Rate loans, we expect that interest will be payable quarterly in arrears. With respect to LIBOR based loans, we expect interest will be payable on the last day of each interest period, and in the case of any interest period longer than three months, on each successive date three months after the first day of the interest period. To reduce our risk because of floating-rate interest obligations, we may enter into interest rate protection agreements.

We expect the new secured revolving credit facility to be secured by a perfected first priority security interest in substantially all of our inventory, credit card receivables and the proceeds realized from the sale or disposition thereof. We also expect that the new secured revolving credit facility will be jointly and severally guaranteed by certain of our domestic subsidiaries.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2003	Zale Corporation

By: /s/ Mary L. Forté Mary L. Forté President and Chief Executive Officer

By: /s/ Sue E. Gove Sue E. Gove Executive Vice President and Chief Operating Officer